SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                  Under the Securities and Exchange Act of 1934

                          SMARTVIDEO TECHNOLOGIES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                     831698
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Daniel McKelvey
                          Forte Capital Partners, LLC.
                               201 Mission Street
                             San Francisco, CA 94105
                                 (415) 882-9600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 13, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  831698                     13D                    Page 2 of 11 Pages

-------------------------------------------------------------------------------
1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Forte Capital Partners, LLC.       ("Forte")
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [x]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only (See Instructions)


-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

         WC - 506,667 of the shares and 253,334 of the warrants were acquired in connection with an investment in a private placement of SmartVideo Technologies, Inc. (the "Issuer") which was completed on March 29, 2005.
         OO - 139,000 of the warrants were acquired in connection with acting as a finder in connection with the private placement described above. OO - 150,000 of the warrants were acquired pursuant to a consulting agreement with the Issuer.
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [_]

         Not Applicable
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
________________________________________________________________________________
Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power
                  1,049,001 shares (including 542,334 shares issuable upon exercise of warrants), all of which are held by Forte. Daniel McKelvey is the managing member of Forte and may be deemed to have the sole power to vote the shares.

         8)       Shared Voting Power
                  0

         9)       Sole Dispositive Power
                  1,049,001 shares (including 542,334 shares issuable upon exercise of warrants), all of which are held by Forte. Daniel McKelvey is the managing member of Forte and may be deemed to have the sole power to dispose of the shares.

         10)      Shared Dispositive Power
                  0
-------------------------------------------------------------------------------
11) Aggregate Amount Beneficially Owned by each Reporting Person 1,049,001 shares (including 542,334 shares issuable upon exercise of warrants)
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                      [ ]
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         4.0%
-------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)

         OO

CUSIP No.  831698                     13D                    Page 3 of 11 Pages

--------------------------------------------------------------------------------
1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Daniel McKelvey
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [x]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only (See Instructions)


-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

         AF - The shares were acquired by Forte of which Mr. McKelvey is the managing member.
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [_]

         Not Applicable
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power
                  1,049,001 shares (including 542,334 shares issuable upon exercise of warrants), all of which are held by Forte. Daniel McKelvey is the managing member of Forte and may be deemed to have the sole power to vote the shares.

         8)       Shared Voting Power
                  0

         9)       Sole Dispositive Power
                  1,049,001 shares (including 542,334 shares issuable upon exercise of warrants), all of which are held by Forte. Daniel McKelvey is the managing member of Forte and may be deemed to have the sole power to dispose of the shares.

         10)      Shared Dispositive Power
                  0
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by each Reporting Person

         1,049,001 shares (including 542,334 shares issuable upon exercise of warrants).

-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                      [ ]
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         4.0%
-------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

CUSIP No.  831698                     13D                    Page 4 of 11 Pages

--------------------------------------------------------------------------------
1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Steve Himmelman
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [x]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only (See Instructions)


-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

         PF - 95,000 shares were acquired in the open market using personal funds.
         OO - 400,000 warrants were acquired as compensation for consulting services.
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [_]

         Not Applicable
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power
                  495,000 shares (including 400,000 shares issuable upon exercise of warrants).

         8)       Shared Voting Power
                  0

         9)       Sole Dispositive Power
                  495,000 shares (including 400,000 shares issuable upon exercise of warrants).

         10)      Shared Dispositive Power
                  0
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by each Reporting Person
         495,000 shares (including 400,000 shares issuable upon exercise of warrants).
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                      [ ]
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         1.9%
-------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

CUSIP No.  831698                     13D                    Page 5 of 11 Pages

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1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Michael P. Walsh
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [x]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only (See Instructions)


-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

         PF - The shares were acquired on the open market using personal funds.
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [_]

         Not Applicable
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power
                  2,000 shares.

         8)       Shared Voting Power
                  0

         9)       Sole Dispositive Power
                  2,000 shares.

         10)      Shared Dispositive Power
                  0
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by each Reporting Person
             2,000 shares.
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                      [ ]
-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         Less than 1%
-------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

CUSIP No.  831698                     13D                    Page 6 of 11 Pages

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1)       Names of Reporting Persons.
         I.R.S. Identification Nos. of Above Persons (entities only)

         Richard Seifert
-------------------------------------------------------------------------------
2)       Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a)  [x]
                                                                 (b)  [ ]
-------------------------------------------------------------------------------
3)       SEC Use Only (See Instructions)


-------------------------------------------------------------------------------
4)       Source of Funds (See Instructions)

         OO - not applicable.
-------------------------------------------------------------------------------
5)       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)       [_]

         Not Applicable
-------------------------------------------------------------------------------
6)       Citizenship or Place of Organization

         United States
________________________________________________________________________________

Number of Shares Beneficially Owned by Each Reporting Person With:

         7)       Sole Voting Power
                  0 shares.

         8)       Shared Voting Power
                  0

         9)       Sole Dispositive Power
                  0 shares.

         10)      Shared Dispositive Power
                  0
-------------------------------------------------------------------------------
11)      Aggregate Amount Beneficially Owned by each Reporting Person
             0
-------------------------------------------------------------------------------
12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
                                                                      [X]

Does not include 340,000 shares of common stock owned by trusts for the benefit of the Reporting Person's parents. Mr. Seifert is not the trustee of these trusts. Also does not include any shares to which Mr. Seifert's corporation claims it is entitled to pursuant to a pending arbitration proceeding described under Item 4 below.

-------------------------------------------------------------------------------
13)      Percent of Class Represented by Amount in Row (11)

         0%
-------------------------------------------------------------------------------
14)      Type of Reporting Person (See Instructions)

         IN -- Individual.

CUSIP No.  831698                     13D                    Page 7 of 11 Pages

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ITEM 1.  SECURITY AND ISSUER.

This statement on Schedule 13D relates to the common stock, $0.001 par value per share, and warrants to purchase shares of common stock of SmartVideo Technologies, Inc., whose principal offices are located at 3505 Koger Boulevard, Suite 400, Duluth, Georgia 30093.

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ITEM 2.  IDENTITY AND BACKGROUND.

         (i)      (a)      Forte Capital Partners, LLC.
                  (b)      Forte's business address is:
                           201 Mission Street
                           San Francisco, CA 94105
                  (c)      Forte is an investment company which focuses on the
                           technology and telecommunications industries.
                  (d)      During the last five years, Forte has not been
                           convicted in a criminal proceeding.
                  (e)      During the last five years, Forte has not been a
                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Forte is a Delaware limited liability company.

         (ii)     (a)      Daniel McKelvey
                  (b)      Mr. McKelvey's business address is:
                           201 Mission Street
                           San Francisco, CA 94105
                  (c)      Mr. McKelvey is the managing member of Forte
                  (d)      During the last five years, Mr. McKelvey has not been
                           convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)
                  (e)      During the last five years, Mr. McKelvey has not been
                           a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Mr. McKelvey is a citizen of the United States.

CUSIP No.  831698                     13D                    Page 8 of 11 Pages

         (iii)    (a)      Steve Himmelman
                  (b)      Mr. Himmelman's business address is:
                           440 South La Salle, Suite 3100
                           Chicago, IL 60605
                  (c)      Mr. Himmelman is managing director of Himmelman &
                           Associates which is engaged in the business of investing, trading and risk management.
                  (d)      During the last five years, Mr. Himmelman has not
                           been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)
                  (e)      During the last five years, Mr. Himmelman has not
                           been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Mr. Himmelman is a citizen of the United States.

         (iv)     (a)      Michael P. Walsh
                  (b)      Mr. Walsh's business address is:
                           201 Mission Street
                           San Francisco, CA 94105
                  (c)      Mr. Walsh is currently the chief financial officer of
                           IQ Biometrix, Inc. which is a provider of software products, and is located at 2000 Bridge Parkway, Suite 201, Redwood Shores, California 94065. IQ
                           Biometrix, Inc. is currently involved in a merger transaction with Wherify Wireless, Inc.
                  (d)      During the last five years, Mr. Walsh has not been
                           convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)
                  (e)      During the last five years, Mr. Walsh has not been a
                           party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Mr. Walsh is a citizen of the United States.

         (v)      (a)      Richard Seifert
                  (b)      Mr. Seifert's business address is:
                           7611 Woodlawn Avenue
                           Elkins Park, PA  19027
                  (c)      Mr. Seifert is the president and chief executive
                           officer of KC Adventures, Inc. ("KC Ventures") which sources products and services to create revenue streams for companies.
                  (d)      During the last five years, Mr. Seifert has not been
                           convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

CUSIP No.  831698                     13D                    Page 9 of 11 Pages

                  (e) During the last five years, Mr. Seifert has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
                  (f)      Mr. Seifert is a citizen of the United States.

The foregoing entity and individuals are collectively referred to as the "Reporting Persons."

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ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         Forte purchased 506,667 shares and 253,334 warrants directly from the Issuer pursuant to the Issuer's private placement which was completed on March 29, 2005. Forte also received 139,000 warrants by acting as a finder in connection with this private placement.
         Forte is entitled to 150,000 warrants as compensation for services rendered pursuant to a consulting agreement with the Issuer.

         Mr. Himmelman purchased 95,000 shares in the open market using personal funds, and received 400,000 warrants directly from the Issuer as compensation for consulting services.

         Mr. Walsh purchased 2,000 shares on the open market using personal funds.

         Mr. Seifert is not currently the beneficial owner of any shares of the Issuer's common stock. However, Mr. Seifert's corporation may receive a material amount of shares if it is successful in its arbitration claim against the Issuer which is described in Item 4 below.

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ITEM 4.  PURPOSE OF TRANSACTION.

The securities of the Issuer were originally acquired by each of the Reporting Persons for investment purposes. However, on June 21, 2005, Forte filed a preliminary Schedule 14A seeking consents and proxies from the Issuer's stockholders (the "Consent Solicitation") which, if successful, will have the effect of replacing the current board of directors and changing control of the Issuer. The Consent Solicitation seeks to (i) amend the Issuer's bylaws to fix the number of directors at four, (ii) repeal any amendments to the Issuers bylaws adopted since April 29, 2005, (iii) remove the current directors of the Issuer, and (iv) elect Messrs McKelvey, Himmelman, Walsh and Seifert as directors of a newly constituted board of directors. In light of the fact that the intent of the Reporting Persons is now to effect a change in control of the Issuer, and the combined beneficial ownership of the Reporting Persons exceeds five percent of the outstanding common stock of the issuer, the Reporting Persons determined that they should file this Schedule 13D as a group.

In addition, on March 31, 2005, Mr. Richard Seifert and KC Ventures commenced an arbitration proceeding against the Company and its wholly-owned subsidiary, OVT, Inc. before the American Arbitration Association in Atlanta, Georgia. The arbitration case number is 30-181-559-05. The Statement of Claim specifies causes of action for breach of contract, breach of fiduciary duty, unjust enrichment, violation of Pennsylvania's Commissioned Sales Representative Act, accounting and declaratory judgment. The claims are based upon a Representation Agreement, dated February 6, 2003, between KC Ventures Group and OVT, Inc. and an Advisory Agreement dated February 19, 2003, between the Company and KC Ventures. The claims allege that they have earned or will earn compensation under the Representation Agreement in excess of $10,000,000 for providing customers and content to the Company and OVT, Inc., and also allege that they have earned fees under the Advisory Agreement in excess of $1,000,000 and certain stock options as a result of capital raised for the Company.

CUSIP No.  831698                     13D                    Page 10 of 11 Pages

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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)      See Item 11 of the Cover Page for each Reporting Person.
         (b)      See Items 7, 8, 9 and 10 of the Cover Page for each Reporting
                  Person.
         (c)      None of the Reporting Persons has engaged in any transaction in the Issuer's securities during the past 60 days.
         (d)      None of the Reporting Persons knows of any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities of the Issuer.
         (e) None of the Reporting Persons is individually the beneficial owner of more than 5% of the outstanding common stock of the Issuer.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

Each of the Reporting Persons hereby disclaims any beneficial interest, including, but not limited to, any pecuniary interest in, and any interest in the voting or investment power of, the shares of common stock of the Issuer held by each of the other Reporting Persons. This Schedule 13D is being filed by the Reporting Persons because the individuals comprising the Reporting Persons have each agreed to be elected directors of the Issuer pursuant to the Consent Solicitation filed by Forte.

The execution and submission of this Schedule 13D by the Reporting Persons shall not be construed as a statement or admission that the Reporting Persons (i) are acting or have agreed to act as a group, (ii) collectively constitute a "person" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the "Act"), or (iii) for the purposes of Section 13(d) of the Act are the beneficial owners of any shares other than the shares in which each Reporting Person is specifically identified in this Schedule 13D to have a beneficial interest (i.e., their own individual stockholdings).

The Reporting Persons have entered into a Joint Filing Agreement attached hereto as Exhibit 1 regarding the joint filing of this Schedule 13D. Except as otherwise disclosed in this Schedule 13D and the Joint Filing Agreement, to the best knowledge of each of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the Reporting Persons and between any and/or all of the Reporting Persons and any other person with respect to any securities of the Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

CUSIP No.  831698                     13D                    Page 11 of 11 Pages

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ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 - Joint Filing Agreement dated June 23, 2005, by and among Forte Capital Partners, LLC, Daniel McKelvey, Steve Himmelman, Michael P. Walsh and Richard Seifert.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  June 23, 2005


                           Forte Capital Partners, LLC.

                           By:  /s/ Daniel McKelvey
                                    ----------------------------------------
                                    Signature  Daniel McKelvey



                                /s/ Daniel McKelvey
                                    ----------------------------------------
                                    Signature  Daniel McKelvey



                                /s/ Steve Himmelman
                                    ----------------------------------------
                                    Signature  Steve Himmelman



                                /s/ Michael P. Walsh
                                    ----------------------------------------
                                    Signature  Michael P. Walsh



                                /s/ Richard Seifert
                                    ----------------------------------------
                                    Signature  Richard Seifert

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

EXHIBIT 1

                             Joint Filing Agreement
                             ----------------------

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on Schedule 13D (including amendments thereto) with respect to the common stock, par value $0.001 per share, of SmartVideo Technologies, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 23rd day of June, 2005.

                           Forte Capital Partners, LLC.

                           By:  /s/ Daniel McKelvey
                                    ----------------------------------------
                                    Signature  Daniel McKelvey



                                /s/ Daniel McKelvey
                                    ----------------------------------------
                                    Signature  Daniel McKelvey



                                /s/ Steve Himmelman
                                    ----------------------------------------
                                    Signature  Steve Himmelman



                                /s/ Michael P. Walsh
                                    ----------------------------------------
                                    Signature  Michael P. Walsh



                                /s/ Richard Seifert
                                    ----------------------------------------
                                    Signature  Richard Seifert